FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2007

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Min Fan
Name:	Min Fan
Title:	Chief Executive Officer

Date: August 16, 2007

3

Exhibit 99.1

Ctrip Announces the Closing of a Secondary Offering of 13,290,000 ADSs

Shanghai, China, August 16, 2007—Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China, today announced the closing of a secondary offering of 13,290,000 American depositary shares ("ADSs"), each representing 0.5 ordinary share, at a price to the public of $38 per ADS. All of the 13,290,000 ADSs are sold by Rakuten, Inc., a Japanese public company listed on the JASDAQ market (ticker: 4755.jp) which was a shareholder of Ctrip until the closing of the offering. Ctrip will not receive any proceeds from the sale of ADSs by Rakuten.

Morgan Stanley & Co. Incorporated is serving as the sole bookrunner for this offering, and Citigroup Global Markets Inc. is serving as the senior co-manager.

In connection with this secondary offering, Mr. Hideaki Yokomizo, a former director of Ctrip appointed by Rakuten, has resigned from Ctrip's Board of Directors, effective on August 16, 2007.

The offering of these securities is being made only by means of a prospectus supplement, filed with the U.S. Securities and Exchange Commission in connection with an automatic shelf registration statement previously filed by Ctrip. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For Further Information

Tracy Cui

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12216

Email: jrcui@ctrip.com